

LAURA LACY
OWNER, PRESIDENT

Values-Driven Leadership, Organized Planning, Passionate Brewing

BUSINESS MANAGEMENT

H&M, Hennes & Mauritz
Philadelphia, PA
District Business Controller
Operations Manager
Store Manager
(March 2005-April 2016)

- Manage full house operations of 30,000 sq ft city locations
- $10 million in sales per year with 6% growth annually
- Set store budgets to maximize profitability
- Create logistics strategy for supply chain maintenance
- Recruit, train and develop teams of 6 managers & 50 employees
- Train leadership workshops for district and regional teams
- Ensure teams have a healthy work environment and a great place to work

BREWERY OPERATIONS

Attic Brewing Company
CEO & President
June 2017-Present

Deer Creek Malthouse
Maltster, Brewer, Lab Tech
Glenn Mills, PA
June 2016-Present

Dock Street Brewery
Sales, Operations
Philadelphia, PA
March 2017-Present

Boxcar Brewing Company
Asst. Brewer
West Chester, PA
June2016-October 2017

Homebrewer
April 2016-present

- Develop and adjust beer recipes
- Keep detailed batch records for each beer
- Brew on commercial 10BBL system
- Maintain rotating 3 month production schedule
- Quality test malted barley for flavor, color, & carbohydrate modification
- Partner with local farms for spent grain removal
- Adhere to strict QC guidelines for cleaning and sanitizing brewery equipment and draft lines
- Maintain bar area in accordance with PA health code
- RAMP, TIPS and Serv-Safe Certified
- Sales Representative for NJ, PA and farmer's markets
- Plan and execute on/off premise special events
- Conduct profit analysis for staff hours and food costs
- Update employee handbook with new policies
- Lead brewery tours
- Educate customers on beer styles
- Attended Craft Brewers Conference May 2016

VOLUNTEER

Germantown Face to Face
Philadelphia, PA
October 2016-Present

Valley Forge National Park
Valley Forge, PA
January 2005-Present

EDUCATION

University of Pennsylvania
Wharton SBDC
Strategic Business Planning
Workshop
June 2016

Eastern Illinois University
B.A. History, Public Relations Minor
December 2004

MEMBERSHIPS

Brewers Association

American Hombrewer's
Association

Philadelphia Homebrew Club